UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for March 28, 2013

Commission File Number 1-31615

Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa

(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F __X__ Form 40-F _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.
Yes _____ No __X__
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_______________.
Enclosures: Dealings in securities by directors of major subsidiaries of Sasol during March 2013


Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes:     JSE: SOL	 NYSE: SSL
Sasol Ordinary ISIN codes:      ZAE000006896  US8038663006
Sasol BEE Ordinary Share code:  JSE: SOLBE1
Sasol BEE Ordinary ISIN code:   ZAE000151817
("Sasol" or "the Company")

DEALINGS IN SECURITIES BY DIRECTORS OF A MAJOR SUBSIDIARY OF
SASOL

In compliance with paragraph 3.63 - 3.66 of the JSE Limited
Listings Requirements, we hereby announce the following transactions in securities of Sasol by directors of a major subsidiary of Sasol:

Director
Subsidiary
M Radebe
Sasol Oil (Pty) Ltd
Date transaction effected
Option offer date
Option offer price
Exercise date
Exercise price
14 March 2013
15 September 2005
R218,00
17 September 2012
R398,02
Number of shares
6 100
Class of shares
Ordinary no par value
Nature of transaction
Sale of shares on-market pursuant
to implementation of options
Selling price per share
R413,68
Total value of sale
transaction
R2 523 448,00
Nature and extent of
director's interest

Direct beneficial
Clearance given in terms of
paragraph 3.66



Yes


Director
M Radebe
Subsidiary
Sasol Oil (Pty) Ltd
Date transaction effected
14 March 2013
Option offer date
14 September 2006
Option offer price
R232,38
Exercise date
17 September 2012
Exercise price
R398,02
Number of shares
1 900
Class of shares
Ordinary no par value
Nature of transaction
Sale of shares on-market pursuant
to implementation of options
Selling price per share
Total value of sale
transaction
R413,68
R785 992,00
Nature and extent of
director's interest

Direct beneficial
Clearance given in terms of
paragraph 3.66

Yes


Director
Z Denga
Subsidiary
Sasol Oil (Pty)Ltd
Date transaction effected
14 March 2013
Option offer date
15 September 2005
Option offer price
R218,00
Exercise date
14 March 2013
Exercise price
R413,33
Number of shares
2 800
Class of shares
Ordinary no par value
Nature of transaction
Sale of shares on-market pursuant
to implementation of options
Selling price per share
Total value of sale
transaction
R413,45
R1 157 660,00
Nature and extent of
director's interest

Direct beneficial
Clearance given in terms of
paragraph 3.66

Yes


Director
Z Denga
Subsidiary
Sasol Oil (Pty)Ltd
Date transaction effected
14 March 2013
Option offer date
14 September 2006
Option offer price
R232,38
Exercise date
14 March 2013
Exercise price
R413,33
Number of shares
2 100
Class of shares
Ordinary no par value
Nature of transaction
Sale of shares on-market pursuant
to implementation of options
Selling price per share
Total value of sale
transaction
R413,45
R868 245,00
Nature and extent of
director's interest

Direct beneficial
Clearance given in terms of
paragraph 3.66

Yes

15 March 2013
Johannesburg

Sponsor: Deutsche Securities (SA) (Proprietary) Limited






Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes:     JSE: SOL	 NYSE: SSL
Sasol Ordinary ISIN codes:      ZAE000006896  US8038663006
Sasol BEE Ordinary Share code:  JSE: SOLBE1
Sasol BEE Ordinary ISIN code:   ZAE000151817
("Sasol" or "the Company")

DEALING IN SECURITIES BY A DIRECTOR OF A MAJOR SUBSIDIARY OF
SASOL

In compliance with paragraph 3.63 - 3.66 of the JSE Limited
Listings Requirements, we hereby announce the following transaction in securities of Sasol by a director of a major subsidiary of Sasol:

Director
A de Klerk
Subsidiary
Sasol Synfuels (Pty)Ltd
Date transaction effected
15 March 2013
Number of shares
20 000
Class of shares
Ordinary no par value
Nature of transaction
Sale of shares on-market
Selling price per share
Total value of sale
transaction
R416,00
R8 320 000,00
Nature and extent of
director's interest

Direct beneficial
Clearance given in terms of
paragraph 3.66

Yes

18 March 2013
Johannesburg

Sponsor: Deutsche Securities (SA) (Proprietary) Limited





Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes:     JSE: SOL	 NYSE: SSL
Sasol Ordinary ISIN codes:      ZAE000006896  US8038663006
Sasol BEE Ordinary Share code:  JSE: SOLBE1
Sasol BEE Ordinary ISIN code:   ZAE000151817
("Sasol" or "the Company")

DEALINGS IN SECURITIES BY A DIRECTOR OF A MAJOR SUBSIDIARY OF
SASOL

In compliance with paragraph 3.63 - 3.66 of the JSE Limited
Listings Requirements, we hereby announce the following transactions in securities of Sasol by a director of a major subsidiary of Sasol:

Director
P B de Wet
Subsidiary
Sasol Synfuels (Pty)Ltd
Date transaction effected
20 March 2013
Option offer date
15 September 2005
Option offer price
R218,00
Exercise date
13 October 2008
Exercise price
R260,00
Number of shares
1 800
Class of shares
Ordinary no par value
Nature of transaction
Purchase of shares off-market
pursuant to implementation of
options
Total value of purchase
transaction

R392 400,00
Nature and extent of
director's interest

Direct beneficial
Clearance given in terms of
paragraph 3.66

Yes


Director
P B de Wet
Subsidiary
Sasol Synfuels (Pty)Ltd
Date transaction effected
20 March 2013
Option offer date
08 June 2006
Option offer price
R238,20
Exercise date
13 October 2008
Exercise price
R260,00
Number of shares
1 800
Class of shares
Ordinary no par value
Nature of transaction
Purchase of shares off-market
pursuant to implementation of
options
Total value of purchase
transaction

R428 760,00
Nature and extent of
director's interest

Direct beneficial
Clearance given in terms of
paragraph 3.66

Yes

22 March 2013
Johannesburg

Sponsor: Deutsche Securities (SA) (Proprietary) Limited



Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes:     JSE: SOL	 NYSE: SSL
Sasol Ordinary ISIN codes:      ZAE000006896  US8038663006
Sasol BEE Ordinary Share code:  JSE: SOLBE1
Sasol BEE Ordinary ISIN code:   ZAE000151817
("Sasol" or "the Company")

DEALING IN SECURITIES BY A DIRECTOR OF A MAJOR SUBSIDIARY OF
SASOL

In compliance with paragraph 3.63 - 3.66 of the JSE Limited
Listings Requirements, we hereby announce the following off-market transaction in securities of Sasol by a director of a major subsidiary of Sasol:

Director
Subsidiary
S J Schoeman
Sasol Synfuels(Pty)Ltd
Option offer date
15 September 2005
Option offer price
R218.00
Exercise date
26 March 2013
Exercise price
Number of share options
R416.02
600
Class of shares
Nature of transaction
Total value of transaction
Ordinary no par value
Exercise of share options
Not applicable as no purchase
or sale has taken place
Nature and extent of Director's
interest
Direct beneficial
Clearance given in terms of
paragraph 3.66

Yes

27 March 2013
Johannesburg

Sponsor: Deutsche Securities (SA) (Proprietary) Limited



SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




Date: March 28, 2013		By: 	V D Kahla
				Name: 	Vuyo Dominic Kahla
				Title: 	Company Secretary